EXHIBIT 21.1
LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation
BroadSoft Adaption, Inc.	Delaware
BroadSoft Australia Pty Limited	Australia
BroadSoft Brazil Software, Ltda.	Brazil
BroadSoft Bulgaria EOOD	Bulgaria
BroadSoft Contact Center, Inc.	Delaware
BroadSoft Design, Inc.	Delaware
BroadSoft Finland Oy	Finland
BroadSoft Germany GmbH	Germany
BroadSoft Hospitality, Inc.	Florida
BroadSoft iLinc Communications, Inc.	Delaware
BroadSoft International, Inc.	Delaware
BroadSoft Italy, S.r.l.	Italy
BroadSoft Japan KK	Japan
BroadSoft Ltd	United Kingdom
BroadSoft Mexico SA de CV	Mexico
BroadSoft SAS	France
BroadSoft Technologies Private Limited	India
BroadSoft UK Holding Company Ltd.	United Kingdom
BroadSoft UK Operating Company Ltd.	United Kingdom
finocom AG	Germany
mPortal (India) Wireless Solutions Private Limited	India
Transera Communications Private Limited	India